EXHIBIT 21.01

                 SUBSIDIARIES OF THE REGISTRANT


                          CORPORATIONS


            NAME                  STATE OF      PARENT COMPANY
                                INCORPORATION

Rio Development Company, Inc.      Nevada       Rio Hotel & Casino, Inc.

Rio Resort Properties, Inc.        Nevada       Rio Hotel & Casino, Inc.

Rio Properties, Inc.               Nevada       Rio Hotel & Casino, Inc.

Cinderlane, Inc.                   Nevada       Rio Properties, Inc.